SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13D-2(A)

                                Amendment No. 5

                          Western Sizzlin Corporation

                      ------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                   959542101
                         -----------------------------
                                 (CUSIP Number)

                                 Shawn Sedaghat
               9701 Wilshire Blvd. #1110, Beverly Hill, CA 90201
                                 (310)205-9038
              ---------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)
                                 August 5, 2005
                         -----------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box / /.

                         (Continued on following pages)

                              (Page 1 of 6 Pages)

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CUSIP NO.  959542101                                               Page 2 of 6
           ---------

1        NAME OF REPORTING PERSON

         Shawn Sedaghat

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) / /   (B) / /

3        SEC USE ONLY

4        SOURCE OF FUNDS*

         PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E): / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH

7        SOLE VOTING POWER

         1,567,500

8        SHARED VOTING POWER
         0
9        SOLE DISPOSITIVE POWER

         1,567,500

10       SHARED DISPOSITIVE POWER

         0
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,567,500

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
         SHARES* / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         13.16%
14       TYPE OF REPORTING PERSON*

         IN

CUSIP NO.  959542101                                               Page 3 of 6
           ---------

1        NAME OF REPORTING PERSON

         Jonathan Dash

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) / /   (B) / /

3        SEC USE ONLY

4        SOURCE OF FUNDS*

         PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E): / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH

7        SOLE VOTING POWER

         12,500

8        SHARED VOTING POWER
         0
9        SOLE DISPOSITIVE POWER

         12,500

10       SHARED DISPOSITIVE POWER

         0
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         12,500

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
         SHARES* / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         .10%
14       TYPE OF REPORTING PERSON*

         IN

CUSIP NO.  959542101                                               Page 4 of 6
           ---------

AMENDMENT NO. 5 TO SCHEDULE 13D

     This Amendment No. 5, dated August 5, 2005, to Schedule 13D is filed by the Reporting Persons and amends Schedule 13D as previously filed by the Reporting Person with the Securities and Exchange Commission on July 22, 2005, April 4, 2005, as Amended on April 25, 2005 and April 28, 2005 and May 18, 2005 (the "Schedule 13D"), relating to the common stock, $.01 par value (the "Shares") of Western Sizzlin Corporation, a Delaware corporation.

     Items 2 and 3 and 5 and 6 of the Schedule 13D are hereby amended and restated as follows:

ITEM 2.    IDENTITY AND BACKGROUND

Set forth below is the following  information with respect to the filing on this
Schedule 13D: (a) name: (b) business address; (c) principal occupation and name, business and address of employer; (d) information concerning criminal convictions during the last five years; (e) information concerning civil or administrative proceedings under state or federal securities laws during the past five years with respect to any state or federal securities laws; and (f) citizenship.

(a)  Shawn  Sedaghat   ("Sedaghat")  and  Jonathan  Dash  ("Dash")  collectively
"Reporting Persons."

(b) The address of the principal business office of Sedaghat is 9701 Wilshire Blvd., Suite 1110, Beverly Hills, CA 90212. The address and principal business office of Dash is 183 Rodeo Drive, Beverly Hills, CA 90212.

(c) Sedaghat's corporation is PKG Group LLC whose principal business is cosmetics and packaging distribution. Dash's firm is Dash Acquisitions LLC whose principal business is investment advisory services.

(d)  During  the five  years  prior to the date  hereof,  none of the  Reporting
Persons  has  been  convicted  in  a  criminal  proceeding   (excluding  traffic
violations or similar misdemeanors)

(e) During five years prior to the date hereof, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any of the foregoing was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

(f) Each of Sedaghat and Dash is a United States Citizen.

CUSIP NO.  959542101                                               Page 5 of 6
           ---------

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     As of July 22, 2005, Sedaghat has invested $1,220,450 in the Shares of the Issuer using his personal funds. As of August 4, 2005 Dash has invested $10,050 in the Shares of Issuer using his personal funds.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

     As the holder of sole voting and investment authority over the Shares owned by Sedaghat, Sedaghat may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of the aggregate amount of 1,567,500 Shares representing approximately 13.16% of the outstanding shares (based upon 11,908,571 shares outstanding as of May 16, 2005, as reported on the latest 10-Q of the Issuer )

     As the holder of sole voting and investment authority over the Shares owned by Dash, Dash may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of the aggregate amount of 12,500 Shares representing approximately 0.10% of the outstanding shares (based upon 11,908,571 shares outstanding as of May 16, 2005, as reported on the latest 10-Q of the Issuer )


     The Reporting Persons effected transaction in the Shares during the past 60 days as set forth below:

Sedaghat:

  7/22/05     Open Market Purchase          125,000         $0.83

Dash:

  8/4/05      Open Market Purchase            5,000         $.085

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The information provided in Item 4 is incorporated by reference. Dash is the brother-in-law of Sedaghat. On August 5, 2005 Dash and Sedaghat formed a "group" for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended. Dash is an investment advisor whose clients own an aggregate of 265,819 Shares of the Issuer ("Client Shares') representing approximately 2.23% of the outstanding shares (based upon 11,908,571 shares outstanding as of May 16, 2005, as reported on the latest 10-Q of the Issuer ). Dash disclaims any voting power or beneficiary interests in the Client Shares.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

           Not applicable

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CUSIP NO.  959542101                                               Page 6 of 6
           ---------

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

DATED: August 5, 2005

                                          By:   /S/ SHAWN SEDAGHAT
                                             ------------------------
                                             Shawn Sedaghat


                                          By:   /S/ JONATHAN DASH
                                              -----------------------
                                              Jonathan Dash